Exhibit 99.2

POWERBANK CORPORATION

(the “Corporation”)

Annual General Meeting of Shareholders

December 11, 2025

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	7,347,940
Total issued and outstanding Common Shares as at record date:	37,074,099
Percentage of issued and outstanding Common Shares represented:	19.82%

General Business

1.	Deloitte LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

●	Dr. Richard Lu
●	Matthew Wayrynen
●	Paul Pasalic
●	Paul Sparkes
●	Chelsea Nickles

No other business was voted upon at the Meeting.

Dated: December 11, 2025